UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

February  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-4 February 9, 2004

DESCRIPTION:

Queenstake Jerritt Canyon Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  February 10, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-04

February 9, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – February 9, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports on its continuing surface and underground exploration program proximal to current underground mine workings at Jerritt Canyon, Nevada.  Summarized below are intercepts of significant grade from holes drilled during December and January outside the resource envelope.  The significance of these results, as well as the results obtained in other drill holes, is being evaluated.

SSX Mine

At the SSX Mine 72 holes were drilled from underground into targets outside the end-of-year resource; total footage is 14,693.   Two holes were also drilled from the surface outside the resource envelope.     Sample intervals with composite grades greater than 0.150 opt are reported below.

Hole No.                Feet                            Grade                                    Area                                Drill Type

(Ounces per ton)

ST-756A

10

0.489

Steer

Surface-RC

ST-757A

20

0.124

Steer

Surface-RC

Z1-7244-A

20

0.444

Zone 1

Underground-RC

Z1-7244-A

40

0.527

Zone 1

Underground-RC

Z1-7244-A

10

0.262

Zone 1

Underground-RC

Z1-7244-A

10

0.208

Zone 1

Underground-RC

7195-A

10

0.323

Zone 2

Underground-RC

7195-B

35

0.285

Zone 2

Underground-RC

7195-B

15

0.339

Zone 2

Underground-RC

7195-C

30

0.286

Zone 2

Underground-RC

7195-D

20

0.558

Zone 2

Underground-RC

7195-E

20

0.341

Zone 2

Underground-RC

7275-A

15

0.438

Zone 2

Underground-RC

7275-B

5

1.019

Zone 2

Underground-RC

7275-C

25

1.144

Zone 2

Underground-RC

7275-D

20

0.459

Zone 2

Underground-RC

7275-E

15

0.324

Zone 2

Underground-RC

7275-F

15

0.303

Zone 2

Underground-RC

7275-G

10

0.356

Zone 2

Underground-RC

SX-820

20

0.928

Zone 5

Underground-Core

SX-820

20

0.329

Zone 5

Underground-Core

SX-820

45

0.251

Zone 5

Underground-Core

SX-821

25

0.847

Zone 5

Underground-Core

SX-822

15

0.479

Zone 5

Underground-Core

SX-822

20

0.156

Zone 5

Underground-Core

SX-834

15

0.330

Zone 5

Underground-Core

SX-826

15

0.334

Zone 4

Underground-Core

SX-826

20

0.578

Zone 4

Underground-Core

SX-826

15

0.594

Zone 4

Underground-Core

Murray Mine

At the Murray Mine, 18 exploration holes were drilled into Zone 9 from the surface  totaling 11,011 feet.    In addition 4 holes, totaling 1,421 feet were drilled from underground into Zone 3.  All of these holes targeted areas outside the end-of-2004 resource.    Sample intervals with composite grades greater than 0.150 opt are reported below.

Hole No.                Feet                            Grade                                    Area                                Drill Type

(Ounces per ton)

MR-047                    35                                0.333                                Zone 9                             Surface-RC

MR-049A                10                                0.370                                Zone 9                              Surface-RC

MR-050A                25                                0.217                                Zone 9                              Surface-RC

MR-053                   30                                0.250                                Zone 9                              Surface-RC

MR-54A                 10                                 0.185                               Zone 7                               Surface-RC

Z3-205-5A             15                                 0.286                                Zone 3                              Underground-RC

Smith Mine

At the Smith mine 2 holes were drilled from the surface, totaling 1,410 feet and 4 holes were drilled from underground , totaling 1,675 feet ..     Sample intervals with composite grades greater than 0.150 opt are reported below.

Hole No.                Feet                            Grade                                    Area                                Drill Type

(Ounces per ton)

LX-428

80

0.289

B-Pit

Underground-Core

LX-428

20

0.202

B-Pit

Underground-Core

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.  In 2003 it acquired the Jerritt Canyon property from the AngloGold/Meridian Joint Venture.  The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999, from underground sources.  The four operating mines are located within a contiguous

100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  A map of the land position showing the location of the operating mines and significant prospects is attached.

For further information call:

John Haigh 303-297-1557 ext. 105 - Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are as described in the Company's National Instrument 43-101 Technical Report filed on June 11, 2003.  This report is available on the company’s website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by ALS Chemex; samples from underground drilling are analyzed at the Jerritt Canyon laboratory using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.